7701 Independence Avenue
Kansas City, Missouri 64125

August 16, 2024
VIA EDGAR CORRESPONDENCE

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:    Tony Watson
Adam Phippen

Re:	Custom Truck One Source, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023
Response dated June 25, 2024
Form 8-K filed May 2, 2024
File No. 001-38186

Dear Mr. Watson and Mr. Phippen:
This letter sets forth responses to the comments received by Custom Truck One Source, Inc. (the “Company,” “we” or “our”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated July 18, 2024, in respect to the above referenced filings. The Staff’s comments are set forth below in bold, followed by the Company’s responses. Capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in the above referenced filings.
Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Loan Covenants and Compliance, page 32
1.From your prior responses, we note that Adjusted EBITDA and its related measures such as Net Leverage Ratio are material covenant terms in your 2029 Secured Notes and ABL Facility. We also note that you determined that disclosure of Adjusted EBITDA is required to provide investors with an understanding of its potential effect on your long-term liquidity and capital resources. Please revise your disclosure to remove the columns showing the dollar change and the percentage change in your reconciliation of Adjusted EBITDA or explain how these amounts are a required element of the discussion and analysis of your debt covenants.

Response
The Company respectfully advises the Staff that we have removed the columns showing the dollar change and the percentage change from the reconciliation table of Adjusted EBITDA in our quarterly report on Form 10-Q for the three months ended June 30, 2024. We intend to exclude such information from our future periodic reports to be filed with the SEC.

Securities and Exchange Commission
August 16, 2024

Form 8-K filed May 2, 2024
Exhibit 99.1, page 1
2.We note that you disclose Adjusted EBITDA as a non-GAAP performance measure outside of your filings on Form 10-K and Form 10-Q (e.g., in press releases announcing your financial results). As the adjustments for Non-cash purchase accounting impact and Sales-type lease adjustment are not appropriate within the context of Rule 100(b) of Regulation G and Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Adjusted EBITDA should no longer be presented as a non-GAAP performance measure.

Response
The Company respectfully submits that its presentation of Adjusted EBITDA, including adjustments for Non-cash purchase accounting impact and Sales-type lease adjustment, is consistent with the requirements of Rule 100(b) of Regulation G and with the relevant principles applicable under the Staff’s interpretation set forth in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI 100.04”).

As detailed in prior correspondence, Adjusted EBITDA provides the Company and investors with a useful tool to communicate the Company’s performance, covenant compliance, executive compensation targets and valuation:

•The Non-cash purchase accounting adjustment provides supplemental information that assists the Company’s investors in assessing the Company’s rental business, including its entire rental fleet, without regard to whether equipment originates from different legacy components of the Company (legacy CTOS LP or legacy Nesco). This type of adjustment is frequently used by companies in the equipment rental industry, and the Staff has previously accepted the adjustment under similar circumstances with at least one of our peer companies.

•The Sales-type lease adjustment similarly provides useful information to investors by assessing the Company’s rental business, including its entire rental fleet, without regard to the effects of sales-type lease accounting, which depends on individual customer decisions but does not affect the Company’s continued service or the evaluation of deployed rental equipment.

The Company’s investors and analysts use Adjusted EBITDA in their assessment, forecast and valuation of the Company based on the Company’s historical and projected Adjusted EBITDA using our existing methodology, which is fully consistent with the non-GAAP measure used in the Company’s ABL Credit Agreement and the Indenture governing the Company’s 2029 Secured Notes (together, the “Debt Agreements”).

Rule 100(b)

Rule 100(b) of Regulation G prohibits making public a non-GAAP financial measure that, when taken together with the information accompanying that measure and any other accompanying discussion of that measure:

•contains an untrue statement of a material fact; or

•omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.

The Company’s presentation of Adjusted EBITDA does neither of these things.

Instead, the Company presents Adjusted EBITDA with extensive accompanying information with discussion of each measure. The Company’s presentation of Adjusted EBITDA includes adjustments for (i) non-cash impact of purchase accounting, net of accumulated depreciation, on the cost of equipment and inventory sold; and (ii) impact of sales-type lease accounting for certain leases containing RPOs, as the application of sales-type lease accounting is not deemed to be representative of the ongoing cash flows of the underlying rental contracts. Both of these

Securities and Exchange Commission
August 16, 2024

adjustments, as we disclose in our presentation of Adjusted EBITDA, are also made pursuant to the Debt Agreements.

As a result, when taken together with the information accompanying Adjusted EBITDA, including detailed reconciliation and related narrative disclosure, the Company’s presentation of Adjusted EBITDA:

•does not contain any untrue statement of a material fact; and

•in no way omits to state a material fact necessary in order to make the presentation of Adjusted EBITDA, in light of the circumstances under which it is presented, not misleading.

The Company respectfully submits that the Staff has not indicated in any of its correspondence what material fact has been misstated in connection with the Company’s presentation of Adjusted EBITDA, nor has the Staff indicated to the Company what material fact has been omitted from the Company’s presentation that is necessary in order to make the presentation, in light of its circumstances, not misleading.

C&DI 100.04

C&DI 100.04 states that “non-GAAP adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP would be considered individually tailored and may cause the presentation of a non-GAAP measure to be misleading” (emphasis added). The Company respectfully submits that this statement in C&DI 100.04 embodies an overbroad standard that sweeps in all non-GAAP financial measures, which by definition always involve “adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP.” See Rule 101(a)(1) of Regulation G (defining a “non-GAAP financial measure” as one that “excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP” or “includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure” under GAAP); see also Item 10(e)(2) of Regulation S-K (same). As a result, C&DI 100.04’s categorical prohibition of so-called individually tailored accounting principles reflects a standard that is neither reasonable nor reasonably explained and is therefore arbitrary and capricious. Cf. 5 U.S.C. § 706(2)(A) (prohibiting agency action that is “arbitrary, capricious, [or] an abuse of discretion”); see also FCC v. Prometheus Radio Project, 141 S. Ct. 1150, 1158 (2021) (explaining that the arbitrary-and-capricious standard of the Administrative Procedure Act “requires that agency action be reasonable and reasonably explained”).

As applied to non-GAAP revenue, C&DI 100.04 offers meaningful guidance by providing three examples of individually tailored accounting principles that result from specified non-GAAP revenue measures:

•accelerating GAAP revenue recognized ratably over time as though revenue was earned when customers were billed;

•deducting transaction costs from GAAP revenue as if the company acted as an agent in the transaction when GAAP requires gross presentation as a principal or, conversely, presenting revenue on a gross basis when GAAP requires net presentation; and

•changing the basis of accounting for revenue or expenses from an accrual basis in accordance with GAAP to a cash basis.

The Company’s presentation of Adjusted EBITDA, however, does none of these things.

The Company notes that former senior members of the SEC Staff have discussed the difficulties inherent in C&DI 100.04, highlighting the inability of even the most seasoned SEC practitioners to identify a principled basis for applying C&DI 100.04 beyond the context of non-GAAP revenue:

Securities and Exchange Commission
August 16, 2024

Former Chief Counsel, Division of Corporation Finance: The individually tailored accounting principle concept has really been the focus of a lot of the Staff’s comment since 2016. I find it to be somewhat challenging . . . to understand the contours of it. I definitely have read all of the guidance that the Staff has put out and seen the different variations of it, but I always feel a little like it’s a “we know it when we see it” kind of a situation on the part of the Staff. I’m always afraid of that “gotcha” element of it. . . . [A]m I wrong in that perception, or is there something I can put my hands around whenever a client says, “Well isn’t that every non-GAAP financial measure because I’m adjusting it for something I don’t like about GAAP?” That’s what I always struggle with.

Former Acting Director, Division of Corporation Finance: Right, aren’t all non-GAAP adjustments individually tailored accounting principles?

Former Chief Accountant, Division of Corporation Finance: I can address that partially, but probably in an unsatisfactory manner. You are correct that every non-GAAP measure is a form of individually tailored accounting principle, because even something like EBITDA, which is mentioned in the original rules, is an accounting principle where you do not have to depreciate anything, for example, or record any taxes. That is definitely a tailored accounting principle if you take the definition to its extreme.

What I’m talking about here is more when you’re taking a principle, like I mentioned, with revenue, and you’re changing it. So you’re not completely excluding it, but you’re taking it and you’re choosing another recognition model to use, meaning GAAP would say “over time” and you say, “No, I’d like that up front, and then, I’ll do results from that.” That’s what it is. It’s a change.

Panel Transcript, “Non-GAAP Measures & Metrics,” The Corporate Counsel (Sept. 15, 2020).

Moreover, the disclaimer accompanying the Compliance and Disclosure Interpretations emphasizes that they are “not binding” and that they lack the force of rule or regulation:

These interpretations reflect the views of the staff of the Division of Corporation Finance. They are not rules, regulations, or statements of the Commission. The Commission has neither approved nor disapproved these interpretations.

These positions do not necessarily discuss all material information necessary to reach the conclusions stated, and they are not binding due to their highly informal nature. Accordingly, these positions are intended as general guidance and should not be relied on as definitive.

See Compliance and Disclosure Interpretations, available at https://www.sec.gov/rules-regulations/staff-guidance/compliance-disclosure-interpretations.

The Company respectfully submits that C&DI 100.04 should not be viewed as prohibiting the Company’s presentation of Adjusted EBITDA under the unique facts and circumstances that the Company has detailed in its prior correspondence. The Company respectfully acknowledges the Staff’s comment based on C&DI 100.04 and also respectfully notes that the C&DIs are not “rules, regulations, or statements of the Commission,” “are not binding” and “should not be relied on as definitive.” See Retirement Bd. of Policemen’s Annuity and Ben. Fund of Chicago v. Bank of N.Y. Mellon, 2013 WL 593766, Fed. Sec. L. Rep. 97,289 (S.D.N.Y. 2013) (rejecting an SEC Staff interpretation and noting the disclaimer that “expressly cautions that the interpretations on its website ‘are not rules, regulations, or statements of the Commission’ and that ‘the Commission has neither approved nor disapproved these interpretations’” (citing C&DIs then available on the SEC’s website)); see also SEC v. Lyon, 529 F. Supp. 2d 444, 459 (S.D.N.Y. 2008) (noting that SEC Staff “interpretations are expressly not rules, regulations, or even approved statements of the SEC” and therefore “are not entitled to any deference beyond their ‘power to persuade’” (quoting Christensen v. Harris County, 529 U.S. 576, 587 (2000)); accord Christensen v. Harris County, 529 U.S. 576, 587 (2000) (noting that agency staff “interpretations” lacking the force of binding rules “are ‘entitled to respect’ . . . only to the extent that those interpretations have the ‘power to persuade’” (quoting Skidmore v. Swift & Co., 323 U. S. 134, 140 (1944))).

For the foregoing reasons, the Company respectfully submits that its presentation of Adjusted EBITDA in its quarterly earnings releases is consistent with the requirements of Rule 100(b) of Regulation G and with the relevant principles applicable under C&DI 100.04.

Securities and Exchange Commission
August 16, 2024

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If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 627-2626.

Sincerely,

/s/ Christopher Eperjesy
Christopher Eperjesy Chief Financial Officer